Exhibit 15.1

November 16, 2016

CONFIDENTIAL

Firestorm Solutions LLC

1000 Holcomb Woods Parkway

Suite 130

Roswell, GA USA 30076

Ladies and Gentlemen:

This non-binding letter of intent (“Letter of Intent”) relates to a proposed acquisition (the “Acquisition”) by KeyStone Solutions, Inc., a Delaware corporation(“KeyStone”), of Firestorm Solutions LLC and Firestorm Franchising LLC (together, the “Firestorm Entities”), from the owners thereof (collectively, “Sellers”). This Letter of Intent is not intended to create an obligation on either party to transact, nor to be binding, except as expressly indicated below. This Letter of Intent, which outlines the terms on which KeyStone is interested in pursuing the Acquisition, is confidential. The terms hereof should not be discussed with any party other than Sellers and its advisors.

The initial terms and conditions of the Acquisition are as follows:

1. Acquisition. Subject to the terms and conditions to be set forth in a definitive purchase agreement among KeyStone, Sellers and the Firestorm Entities, the Acquisition will be structured as the acquisition by KeyStone of 100% of the membership interests in each of Firestorm Solutions LLC and Firestorm Franchising LLC. Alternatively, KeyStone may effectuate the Acquisition by acquiring all or substantially all of the assets, and such liabilities as will be agreed to by KeyStone in writing in a schedule of liabilities, of each of Firestorm Solutions LLC and Firestorm Franchising LLC, as determined by KeyStone based upon due diligence, tax and other considerations.

2.    Purchase Price. The proposed purchase price (the “Purchase Price”) for the Acquisition will comprise the following:

•	$500,000 in cash payable by KeyStone upon the closing of the Acquisition (the “Closing”)

•	$1,000,000 in the form of an unsecured, subordinated note issued by KeyStone payable over five years after the Closing, with such other terms and conditions to be mutually agreed upon by KeyStone and Sellers

•	488,095 shares of the common stock, par value $0.0001 per share, of KeyStone (“KeyStone Common Shares”) issued at Closing

•	Warrants to purchase a total of 325,397 KeyStone Common Shares, exercisable over a period of five years after the Closing. Of such warrants, 50% will have an exercise price of $5.00/share and 50% will have an exercise price of $7.00 per share.

3. Employees. KeyStone may offer employment to certain employees and key personnel of Firestorm Solutions LLC and Firestorm Franchising LLC. KeyStone may require as a condition to the Acquisition that certain key personnel enter into employment or consulting arrangements with KeyStone in order to assist KeyStone in operating the FireStorm Entities following the Closing. Upon consummation of the Closing, KeyStone proposes to offer employment on the following terms to each of Harry Rhulen, Suzy Loughlin and Jim Satterfield:

Harry Rhulen

•	5-year employment contract as President of KeyStone

•	Annual compensation of $275,000

•	Grant of options to purchase 80,000 KeyStone Common Shares at an exercise price of $3.00 per share, subject to a three-year vesting period

Suzy Loughlin

•	5-year employment contract as General Counsel and Chief Administrative Officer of KeyStone

•	Annual compensation of $225,000

•	Grant of options to purchase 80,000 KeyStone Common Shares at an exercise price of $3.00 per share, subject to a three-year vesting period

Jim Satterfield

•	5-year employment contract as President and Chief Executive Office of each of the Firestorm Entities

•	Annual compensation of $225,000

•	Grant of options to purchase 50,000 KeyStone Common Shares at an exercise price of $3.00 per share, subject to a three-year vesting period

5. Diligence; Availability of Data. Among other things, the proposed Purchase Price and Closing are contingent upon customary financial, legal, technology and business due diligence. Anything in this Letter of Intent to the contrary notwithstanding, and without in any way limiting the non-binding nature of this Letter of Intent, if KeyStone is not satisfied with the results of its financial, legal, technology or business due diligence examination of the Firestorm Entities, KeyStone may reduce any or all of the components of the Purchase Price or terminate this Letter of Intent at any time and abandon the Acquisition by giving written notice to the Firestorm Entities.

The Closing is expected to occur on or about January 2, 2017.

Sellers and the Firestorm Entities shall make available to KeyStone and its representatives and advisors all requested due diligence information. Such information shall be made available to KeyStone in a physical or virtual data room and substantially populated to respond to KeyStone’s standard due diligence requests by November 21, 2016. KeyStone is prepared to commence due diligence immediately upon the availability of a significant portion of the due diligence materials (subject to confidentiality restrictions contained in any such contracts but with any such restrictions mitigated to the extent practicable so as to allow the most complete due diligence reasonably possible).

6. Approvals. The consummation of the Acquisition, including execution and delivery of a definitive agreement, shall be contingent upon the receipt by Sellers, the Firestorm Entities and KeyStone of any and all required governmental, regulatory, corporate and member approvals, as shall be determined during the diligence period.

7. Exclusive Negotiations. In light of the devotion of significant resources to conduct due diligence and reach a definitive agreement with respect to the proposed Acquisition, each of Sellers and the Firestorm Entities, respectively, agrees that, until February 1, 2017, Sellers and the Firestorm Entities will negotiate exclusively with KeyStone and will not solicit or knowingly encourage any proposal for a competing transaction, or negotiate a competing transaction, knowingly provide any information in connection with a competing transaction or enter into any agreement relating to a competing transaction, in each case with any person or entity other than KeyStone. Sellers and the Firestorm Entities, as applicable, will notify any person that makes an inquiry or proposal relating to a competing transaction that it is exclusively negotiating with another party and will promptly (and in any event within 24 hours) notify KeyStone if any of Sellers or the Firestorm Entities receives any such inquiry or proposal in writing. Sellers and the Firestorm Entities will cause their respective managers, officers, members, employees, agents, advisors (including financial advisors, counsel and accountants), controlling persons and other representatives to comply with the terms of this paragraph.

8. Term. This Letter of Intent, unless extended by mutual agreement, shall terminate (other than Section 8, 9, 10, 11 and 12, which shall survive) at midnight on December 31, 2016 or earlier upon the execution of the definitive agreement with respect to the Acquisition.

9. Confidentiality. The parties hereto agree that the terms of the Mutual Confidentiality Agreement between KeyStone and Firestorm Solutions LLC dated October 1, 2016, apply to this Letter of Intent and the Acquisition.

10. Governing Law. This Letter of Intent and any controversy arising hereunder shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to the conflicts of law principles thereof.

11. Compliance. All matters referred to herein are subject to and contingent upon compliance with all applicable laws.

12. Non-Binding Agreement. Except for Sections 7, 8, 9, 10, 11, 12 and 13 each which shall be binding, nothing in this Letter of Intent and no written or oral expression shall constitute or create a binding agreement or an obligation or commitment of KeyStone or any of its affiliates or representatives to negotiate, proceed with, or consummate any transaction, and legally binding obligations will be created only upon the execution and delivery of a definitive acquisition agreement (and no oral contracts will be deemed to exist). KeyStone reserves the right to withdraw this Letter of Intent and the proposals contemplated thereby with regard to the Acquisition at any time.

13. Counterparts. This Letter of Intent may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page to Follow]

In closing, we feel that there is a strong opportunity for a mutually beneficial transaction. KeyStone looks forward to discussing the details of this Letter of Intent and awaits your response. Please direct all communications related to this Letter of Intent and the Acquisition to Robert A. Berman, Chief Executive Officer, KeyStone Solutions, at rberman@keystonewins.com or (###) ###-####.

Very truly yours,

KEYSTONE SOLUTIONS, INC.

/s/ Robert A. Berman
Robert A. Berman
Chief Executive Officer

ACCEPTED AND AGREED TO as of the first date written above:

FIRESTORM SOLUTIONS LLC

/s/ Harry Rhulen
Name: Harry Rhulen
Title: President/CEO

FIRESTORM FRANCHISING LLC

/s/ James W. Satterfield
Name: James W. Satterfield
Title: President/CEO